Exhibit 99.1

Catalyst Paper Corporation Third Quarter 2012 Earnings Conference Call Wednesday November 14, 2012 8:00 a.m. (Pacific), 11:00 a.m. (Eastern)

RICHMOND, BC, Oct. 25, 2012 /CNW/ - Catalyst Paper Corporation will hold a conference call on Wednesday November 14 at 8:00 a.m. Pacific, 11:00 a.m. Eastern, to review the Company's quarterly results which will be released on Tuesday November 13, 2012.

Kevin J. Clarke, President and Chief Executive Officer, and Brian Baarda, Vice-President Finance and Chief Financial Officer, will host the call.

If you wish to participate and are calling from within North America, dial 888-231-8191.  If you are calling from either the Toronto area or outside North America, dial 647-427-7450.  Please place your call ten minutes prior to the start of the conference, provide the conference administrator with your name and company name, and ask for the Catalyst Paper third quarter 2012 earnings conference call or quote conference ID#56717173.  Initially, all participants will be in a listen-only mode for a short recap of our quarterly results followed by a question-and-answer session.  You will be queued with the conference administrator and polled individually during this portion of the conference.

If you are unable to participate in the call, you are invited to listen to a replay of the conference by dialling 855-859-2056 (within North America) or 416-849-0833 (Toronto area and outside North America) and quote ID#56717173.  The replay service will be available until end of day November 28, 2012.

The archived webcast will be available at www.catalystpaper.com/investors

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 15:21e 25-OCT-12